SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE

Denver 1700 hours, March 18th 2009, Perth 0830 hours, March 19th 2009

Leonard #1-23H (10% working interest)

Samson Oil & Gas Limited (NYSE Alternext US: SSN /ASX: SSN) advises that the work over of the Leonard #1-23H has been completed with a pumping unit installed.

During the first 19 hours of production after the work over, the well produced 135 barrels of oil and 269 barrels of water, which represents an oil cut of around 33%. On a 24 hour basis, this is equivalent to 170 BOPD and 340 BWPD, for a combined fluid rate of 510 BFPD.

As previously advised, when the well was initially worked over to remove residual frac sand, the bottom half of the well was found to be blocked with a sand plug. This prevented the production of stimulation and formation fluids from that part of the well until such time as the work over removed this plug, allowing the full potential of the producing zone to be measured.

Historical production from the well suggests that the oil cut can be expected to improve to around 70 % once the original stimulation fluid is recovered.  As a result, Samson is currently estimating an initial oil rate for the well of between 300 and 350 BOPD.

Samson is planning to fund 5 Proved Undeveloped locations that are adjacent to this well in which it will have various equities, with a blended average of 32.5%.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the NYSE Alternext US under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing
Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied
Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this press release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.” In this press release, those statements include, but are not limited to, our expectations for the future rate of oil production from the Leonard # 1-23H well.

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including the occurrence of new, unanticipated production problems.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's annual report to the U.S. Securities and Exchange Commission on Form 20-F for the fiscal year ended June 30, 2008, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.